EXHIBIT 4.7

FOURTH AMENDMENT TO THE
INTERNATIONAL SPECIALTY PRODUCTS INC. 401(k) PLAN

THIS FOURTH AMENDMENT, is made on this 18th day of March, 2011, to the International Specialty Products Inc. 401(k) Plan, amended and restated effective as of January 1, 2009 (the "Plan"), by International Specialty Products Inc. (the "Company").

WHEREAS, the Company maintains the Plan for the sole and exclusive benefit of its eligible participants and their respective beneficiaries under the terms and provisions of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Company has the authority to amend the Plan pursuant to Section 10.1 of the Plan; and

WHEREAS, under the International Specialty Products Inc. Employee Benefits Administration Chatter, the Company has delegated the authority to amend the Plan to the Strategic Design Committee (the "Committee"); and

WHEREAS, the Internal Revenue Service has issued a favorable determination letter for the Plan, dated March 1, 2011, that is contingent upon the adoption of certain proposed amendments to reflect the Plan's compliance with the requirements of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Company, acting through the Committee, desires to amend the Plan to (1) adopt the proposed amendments referenced in the Plan's favorable determination letter, dated March 1, 2011, (2) provide greater flexibility in Article VIII-Loans, (3) incorporate changes the Company agreed to make on behalf of participants who belong to the International Association of Machinists & Aerospace Workers Lodge 1720 (Calvert City), and (4) make certain other changes to the Plan as identified below.

 NOW, THEREFORE, the Plan is amended as follows:

1. Effective as of January 1, 2004, the first paragraph of Section 2.16( c) of the Plan is amended to read as follows:

"(c) Special Rule for Limits on Pre-Tax, Post-Tax, Matching Contributions and for Determining Highly Compensated Employees. For purposes of satisfying the limits on contributions described in Sections 4.12 and 4.15 and for purposes of determining which Employees are Highly Compensated Employees for a Plan Year, Compensation shall mean an Employee's compensation as defined in Treasury Regulation Section 1.415(c)-2(d)(2)."

2. Effective as of January 1, 2004, Section 2.16(d) of the Plan is amended to read as follows:

"(d) Top Heavy. For purposes of the top-heavy provisions of Article XI, Compensation shall mean an Employee's compensation as defined in Treasury Regulation Section 1.415(c)-2(d)(2)."

3. Effective as of January 1, 2004, the first sentence of Section 2.31 of the Plan is amended to read as follows:

"2.31 'Highly Compensated Employee' shall, for any Plan Year, mean an Employee (i) who during the Plan Year or the preceding Plan Year was a five percent owner of the Employer or (ii) during the preceding Plan Year (A) received compensation from the Employer or any Affiliate in excess of $110,000 (as adjusted pursuant to Code Section 415(d)) and, (B) if the Employer elects for a Plan Year, is within the top 20% of the aggregate number of employees of the Employer and its Affiliates based on compensation as defined under as defined in Treasury Regulation Section 1.415(c)-2(d)(2)."

4. Effective as of January 1, 2004, Sections 2.32(b)(2) and (3) of the Plan are amended to read as follows:

"(2)	Hours of Service described in paragraph (a)(2) shall be credited to the Computation Period during which no duties are performed, beginning with the first unit of time to which the payment relates.

(3)	Hours of Service described in paragraph (a)(3) shall be credited to the Computation Period to which the award, agreement, or payment relates."

5. Effective as of January 1, 2004, Section 2.73 of the Plan, which provides a definition of the term "Year of Eligibility Service," is deleted in its entirety.

6. Effective as of April 1, 2011, the following new sentence is added to the end of Subsection 4.7(e) that shall read as follows:

"Effective as of April 1, 2011, each Participant who is a member of the International Association of Machinists & Aerospace Workers Lodge 1720 (Calvert City) who receives benefits under a short-term disability plan maintained by an Employer who then becomes entitled to receive benefits under a long-term disability plan maintained by an Employer shall be ineligible to receive the Company Annual Contribution."

7. Effective as of January 1, 2006, a new Section 4.12(c) is added to the Plan to read as follows:

"(c) This Section 4.12 is intended to be consistent with the requirements of Code Section 401(k)(3) and the Treasury Regulations issued thereunder, including but not limited to Treasury Regulations Sections

1.401(k)-2(a)(4) and 1.401(k)-l(b)(4), and such regulations are incorporated herein by this reference."

8. Effective as of January 1, 2006, a new Section 4.14(d) is added to the Plan to read as follows:

"(d) This Section 4.14 is intended to be consistent with the requirements of Code Section 401(k)(8) and the Treasury Regulations issued thereunder, including but not limited to Treasury Regulations Section 1.40 I (k)-2(b), and such regulations are incorporated herein by this reference."

9. Effective as of January 1, 2006, a new Section 4.15(c) is added to the Plan to read as follows:

"(c) This Section 4.15 is intended to be consistent with the requirements of Code Section 401(m) and the Treasury Regulations issued thereunder, including but not limited to Treasury Regulations Sections 1.40l(m)-2(a) and 1.40l(m)-l(b)(4), and such regulations are incorporated herein by this reference."

10. Effective as of January 1, 2006, a new Section 4.16(d) is added to the Plan to read as follows:

"(d) This Section 4.16 is intended to be consistent with the requirements of Code Section 401(m)(6) and the Treasury Regulations issued thereunder, including but not limited to Treasury Regulations Section 1.401 (m)-2(b), and such regulations are incorporated herein by this reference."

11. Effective as of January 1, 2004, Section 4.18(b)(2) of the Plan is amended to read as follows:

"(2)  'Limitation Compensation' means compensation as defined in Treasury Regulation Section 1.415(c)-2(d)(2)."

12. Effective as of January 1, 2004, a new Section 4.18(c) is added to the Plan to read as follows:

"(c) Plan Aggregation. For purposes of complying with the limitations under Code Section 415 as described in this Section 4.18, all defined contribution plans, whether or not terminated, of the Company and its Affiliates shall be treated as one defined contribution plan."

13. Effective as of January 1, 2004, Section 6.2(a) of the Plan is amended to read as follows:

"(a) A Participant shall have a 100% nonforfeitable interest in his Matching Contribution Account, Company Annual Contribution Account, and

Basic Contribution Account upon the earlier of (i) the completion of a six-month Period of Service, or (ii) his attainment of age 65."

14. Effective as of January 1, 2009, Section 6.2(c) of the Plan is amended to read as follows:

"(c) The non-vested portion of a Participant's Matching Contribution Account, Company Annual Contribution Account, and Basic Contribution Account that is forfeited pursuant to this Article 6 shall be applied to offset administrative expenses of the Plan or to reduce Employer contributions. For purposes of the Plan, said forfeiture will be deemed to occur as of the end of the Plan Year in which the earlier of the following occurs:

(1)	the Participant incurs five consecutive one year 'Breaks in Service'; or

(2)	the Participant receives distribution of the entire amount of the then vested portion of his or her Accounts.

If a Participant who has incurred a forfeiture is subsequently reemployed by an Employer before he or she has five consecutive one year Breaks in Service, such Participant may repay the amount of any distribution which he or she received within the five year period following his or her reemployment commencement date. Upon such repayment:

(1)	the repaid amount plus the amount of the prior forfeiture (without Income) shall be credited to the Participant's Accounts, as applicable; and

(2)
the Period of Service, if any, the Participant completes following reemployment shall be aggregated with any pre-Break in Service Periods of Service for purposes of determining his or her vested interest in his or her restored Accounts.

Such restoration of forfeiture shall be made out of forfeitures occurring in the Plan Year which includes the Participant’s reemployment commencement date, or if such forfeitures are not sufficient, the Company shall make a special contribution to the Participant's Account. For purposes of this Section 6.2, a 'Break in Service' shall mean any period of severance of at least twelve consecutive months."

15. Effective as of January 1, 2010, Section 7.l(b) of the Plan is deleted in its entirety.

16. Effective as of January 1, 2004, the first paragraph of Section 7.3(g) of the Plan is amended to read as follows:

"(g) Direct Rollover to Another Plan or IRA. The Plan Administrator shall establish procedures under which a Participant, Beneficiary who is the surviving spouse of the Participant, or alternate payee (under Article XII) who is the spouse or former spouse of the Participant and who is entitled to receive a distribution which is an Eligible Rollover Distribution (as defined in Code Section 402(f)(2)(A)), may authorize a direct rollover pursuant to Code Section 40l(a)(31) and the regulations thereunder to an Eligible Retirement Plan. For this purpose, an Eligible Retirement Plan means any of the following that accepts Eligible Rollover Distributions: (a) an individual retirement account described in Code Section 408(a); (b) an individual retirement annuity described in Code Section 408(b); (c) a Roth IRA described in Code Section 408A; (d) an annuity plan or contract described in Code Sections 403(a) or (b); (e) a qualified trust described in Code Section 40l(a) that accepts Eligible Rollover Distributions; or (f) an eligible deferred compensation plan described in Code Section 457(b) that is maintained by an eligible employer described in Code Section 457(e)(l)(A). A portion of a distribution shall not fail to be an Eligible Rollover Distribution because it consists of after-tax contributions; provided, such after-tax portion may only be transferred to an individual retirement account described in Code Section 408(a) or (b), or to a qualified defined contribution plan described in Code Section 40l(a) or 403(b), that agrees to separately account for such amount. Notwithstanding the foregoing, a direct rollover by a Participant of his Roth Contribution Account or Roth Rollover Account shall be made only to another designated Roth account of the Participant (as defined in Code Section 402A(b)(2)(a)) or a Roth IRA. A distributee may not elect a direct rollover with respect to his Eligible Rollover Distributions during a year if such Eligible Rollover Distributions are reasonably expected to total less than $200. Any distribution from a Participant’s Roth Contributions Account and Roth Rollover Account shall not be taken into account in determining whether distributions from the Participant’s other Accounts are reasonably expected to total less than $200 during a year. In addition, the Plan will not provide for a direct rollover of distributions from a Participant's Roth Contribution Account and Roth Rollover Account if the amount of the distributions from those accounts that are Eligible Rollover Distributions are reasonably expected to total less than $200 during a year."

17. Effective as of January 1, 2004, the first paragraph of Section 7.5 of the Plan is amended to read as follows:

"7.5 Minimum Distribution Requirements. The requirements of this Section 7.5 shall take precedence over any inconsistent provisions of the Plan. All distributions required under this Section shall be determined and made in accordance with Code Section 401 (a)(9) and Treasury Regulations Sections 1.40l(a)(9)-2 through 1.40l(a)(9)-9, which are herein incorporated by reference, and the minimum distribution incidental death benefit rules described in Treasury Regulation Section 1.401 (a)(9)-1, Q&A-3. The Participant's entire interest shall be distributed, or begin to be distributed, no later than the Participant's Required Beginning Date."

18. Effective as of January 1, 2011, Article VIII-Loans is hereby replaced with the Article VIII -Loans that is attached hereto.

19. Effective as of January 1, 2004, the following sentence is added to the end of Section 10.1 of the Plan to read as follows:

"In the event of the termination or partial termination of the Plan or complete discontinuance of Employer contributions to the Plan, the rights of affected Participants to their Accounts under the Plan as of the date of the termination or discontinuance shall be nonforfeitable."

20. Effective as of January 1, 2004, Sections 12.2(a) and (b) of the Plan are amended to read as follows:

"(a) Account balances shall include the aggregate amount of any distributions (including distributions from terminated plans) made with respect to the Employee during the one-year period ending on the Determination Date and any contributions due but unpaid as of said determination date. Notwithstanding the above, in the case of a distribution made for a reason other than severance from employment, death or disability, this provision shall be applied substituting 'five (5) year period' for 'one (1) year· period,' and

(b) the Account balance of any individual who has not performed services for the Employer or the Affiliates at any time during the five-year period ending on the applicable Determination Date shall not be taken into account for the purposes of determining whether this Plan is a Top-Heavy Plan.

The determination of the foregoing ratio shall be made in accordance with Code Section 416(g), which is incorporated herein by this reference. Notwithstanding the foregoing, the Plan shall not be top-heavy if it is part of a Required Aggregation Group, as defined in Section 12.3, that is not a top-heavy group.

Notwithstanding the foregoing, if a Participant or former Participant has not performed any service for any Employer of the Affiliates at any time during the one (1) year period ending on the Determination Date, the present value of the cumulative accrued benefits for such Participant or former Participant shall not be taken into account the purposes of determining whether this Plan is a Top-Heavy Plan."

21. Effective as of January 1, 2004, Section 12.3 of the Plan is amended to read as follows:

"12.3 When Plan is in Top-Heavy Group. A Plan is a member of a top-heavy group with respect to a Plan Year if, as of the Determination Date, it is part  of a 'Required Aggregation Group' of plans which is top-heavy. For purposes of this Section a Required Aggregation Group includes:

(a) this Plan;

(b) each other qualified plan under Code Section 401(a) which is maintained by an Employer or an Affiliate in which a Key Employee is a participant; and

(c) each other plan of an Affiliate which enables a plan described in paragraphs (a) or (b) to meet the requirements of Code Sections 401 (a)(4) or 410.

If the Plan is part of a Required Aggregation Group, the Plan will be considered to be Top Heavy for a Plan Year if, as of the Determination Date:

(1)  the sum of:

(A) the aggregate value of the Accounts of Key Employees under all defined contribution plans included in the Required Aggregation Group; and

(B) the present value of the cumulative accrued benefits for Key Employees under all defined benefit plans included in the Required Aggregation Group; exceeds

(2)  sixty percent (60%) of a similar sum for all participants in all such plans, excluding former Key Employees and individuals who have not performed services for the Company at any time during the one-year period ending on the Determination Date.

In making this determination, the provisions of Section 12.2 (other than the first sentence thereof) shall be applicable. For purposes of this Article, if a Participant in a defined benefit plan is a Non-Key Employee, the Plan Administrator will determine the Participant’s accrued benefit under the accrual method, if any, which is applicable uniformly to all defined benefit plans maintained by the Employer or any Affiliate or, if there is no such uniform method, in accordance with the slowest accrual rate permitted under the fractional rule accrual method described in Code Section 411 (b)(I)(C). Notwithstanding the above, the Plan shall not be considered to be Top Heavy for any Plan Year in which the Plan is included in a Required Aggregation Group or Permissive Aggregation Group, within the meaning of Code Section 416(g), which is not Top Heavy. For this purpose, a Permissive Aggregation Group shall include this Plan and all other plans of an Affiliate (other than those included in the Required Aggregation Group) which, when aggregated with the plans in the Required Aggregation Group, continue to meet the requirements of Code Sections 401(a)(4) and 410."

22. Effective as of January 1, 2004, the following sentence is added at the end of the second full paragraph of Section 12.4 of the Plan (immediately following subsection (b)) to read as follows:

"Notwithstanding the foregoing, Participants who also participate in any defined benefit plan sponsored by the Company or an Affiliate shall not receive both the defined contribution and the defined benefit minimums provided for in Code Section 416(c). In such case, the minimum contribution or benefit requirement for such other plan will be met by increasing the three percent (3%) requirement of subparagraph (a) to five percent (5%)."

IN WITNESS WHEREOF, the Committee has caused this instrument to be executed the day and year first written above.

STRATEGIC DESIGN COMMITTEE

/s/ Mary Anne Spencer
Mary Anne Spencer

/s/ Denise Brady
Denise Brady

ARTICLE VIII
LOANS

           8.1 Generally. A Participant may apply for a loan under the Plan if the Participant is an Eligible Employee or is a former Eligible Employee, is a "party in interest" within the meaning of Section 3(14) of ERISA and otherwise meets the terms and conditions for obtaining a loan as set forth in this Article VIII and as set forth in any separate written loan policy or procedure established by the Plan Administrator (the "Loan Policy"). The Loan Policy shall set forth terms, conditions and procedures for obtaining and administering loans under the Plan and are hereby incorporated by reference. Notwithstanding the preceding, the Loan Policy may be amended, modified or replaced from time to time as determined in the sole discretion of the Plan Administrator and without a formal amendment to the Plan. The terms of the Plan shall control if any conflict arises between the terms of the Plan and the Loan Policy.

8.2 Amount and Frequency.

(a) Minimum Loan. The Plan Administrator may establish a minimum amount for a loan under the Plan and shall include any such minimum amount in the Loan Policy.

(b) Maximum Amount of Loan. The Plan Administrator may establish a maximum amount for a loan under the Plan and shall include any such maximum amount in the Loan Policy. Notwithstanding the preceding, no maximum shall exceed the amount set forth in Code Section 72(p)(2)(A). If a Participant is also covered under another plan maintained by the Employer or a Nonparticipating Affiliate which meets the requirements of Code Sections 40l(a) and 50l(a), the maximum amount of a loan shall be applied as though all such plans are one plan.

(c) Frequency. The Plan Administrator may establish frequency limitations that apply to loans under the Plan and shall include such frequency limitations in the Loan Policy. Notwithstanding the preceding, no more than one (1) loan may be outstanding at any time with respect to the following Participants:

(1)
Each Participant at the Calvert City, Kentucky facility who is paid on an hourly basis and who is a member of the collective bargaining unit covered by the agreement between the Employer and the International Association of Machinists and Aerospace Workers Lodge #1720.

(2)
Effective prior to January 1, 2011, each individual who is under the Employer's long-term disability program. Effective as of January 1, 2011, each individual who is paid by his or her Employer on an hourly basis, who is included in a unit of Employees covered by a collective bargaining agreement between Employee representatives and the Employer, and who is under the Employer's long term disability program.

8.3 Interest. Each loan shall bear such reasonable rate of interest as the Plan Administrator may determine. In determining such rate of interest, the interest rate being charged by persons in the business of lending monies for loans made under similar circumstances shall be considered.

8.4 Term. Loans shall be for the period requested by the Participant but shall not exceed the term set forth in the Loan Policy. Notwithstanding the preceding, no loan term shall exceed the term limitations set forth in Code Section 72(p)(2)(B).

8.5 Repayment. Loans shall be repaid in the manner established by the Plan Administrator as described in the Loan Policy and in accordance with Code Section 72(p)(2)(C). Repayment shall commence as soon as practicable after the loan is made. Payments by active Employees shall be made through payroll withholding or other means acceptable to the Plan Administrator in its sole and absolute discretion. The Plan Administrator may establish terms and conditions that apply to loan prepayment which may include prepayment frequency and prepayment amount limitations that shall be set forth in the Loan Policy.

8.6 Loan Proceeds and Payment Allocation. Loan proceeds shall be paid from the Participant’s Account. A promissory note of the same face value shall then be credited as an asset of the Participant’s Account. The principal amount of each loan shall be charged to the Participant's Account in the manner established by the Plan Administrator and as described in the Loan Policy.

8.7 Documents. No loan under the Plan shall be made until the Participant has completed such forms and agreements as determined by the Plan Administrator.

8.8 Default. If a Participant fails to make payment on a loan by the last day of the calendar quarter following the calendar quarter in which such payment was due, or in the event of the Participant’s Termination of Employment with the Employer ("Termination of Employment" not including the period an Employee is receiving salary continuation pursuant to the Employer's severance policy), the Plan Administrator may declare the loan to be in default, in which case the entire unpaid balance shall become due and payable. The Trustee may pursue collection of the debt by any means generally available to a creditor where a promissory note is in default. If the entire amount due is not paid by the Participant by the last day of the calendar quarter following the calendar quarter in which such amount was due and if the Participant has had a Termination of Employment with the Employer, the Trustee may exercise its security interest by reducing the Participant’s Accounts by the amounts due and by amounts withheld for the payment of taxes payable in connection with such reduction. Upon such exercise the note shall be canceled to the extent of such reduction. Notwithstanding the above, the Employee shall be permitted to suspend the repayment of his loan during any period during which he is engaged in Qualified Military Service.